Results of January 13, 2005
shareholder meeting
(Unaudited)




A special meeting of the shareholders of the fund was held on January 13, 2005. At the meeting, the proposed merger of Putnam High Income Opportunities Trust into Putnam High Income Bond Fund was approved. In this merger, Putnam High Income Bond Fund will acquire all of the assets of Putnam High Income Opportunities Trust in exchange for the issuance and delivery of shares of beneficial interest of Putnam High Income Bond Fund and the assumption by Putnam High Income Bond Fund of the liabilities of Putnam High Income Opportunities Trust and the distribution of such shares to the shareholders of Putnam High Income Opportunities Trust in the complete liquidation of Putnam High Income Opportunities Trust. This was approved as follows:


      Votes 		Votes
      For 		Against 	Abstentions
      1,832,512		93,227		66,819











All tabulations are rounded to nearest whole number.